DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
NO ACT
P.E 1-22-03
1-4721

03006616

January 28, 2003

Claudia Toussaint
Assistant Vice President
Law, Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

Act 1934
Section
Rule 14A-8
Public Availability 1/28/2003

Re: Sprint Corporation

Dear Ms. Toussaint:

This is in regard to your letter dated January 22, 2003 concerning the shareholder proposal submitted by the Green Century Equity Fund for inclusion in Sprint's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Sprint therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Bowes
Attorney-Advisor

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

cc: Amy Perry
Vice President
Green Century Capital Management
29 Temple Place, Suite 200
Boston, MA 02111

CR GP

Sprint

Claudia S. Toussaint
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com



December 19, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(b)
Rule 14a-8(i)(7)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement") a proposal (the "Proposal") submitted by the Green Century Equity Fund (the "Proponent") by a letter received on November 15, 2002.

We are enclosing six copies of this letter, the Proposal and supporting statement. In general, the Proposal calls for the Board of Directors of Sprint to develop and adopt a policy favoring a reduction in Sprint's use of paper, especially virgin paper, and to report on that policy to shareholders.

It is our belief that the Proposal may properly be omitted from the 2003 Proxy Statement under Rule 14a-8(b) and Rule 14a-8(i)(7). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position.

**Rule 14a-8(b).** Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

With its Proposal, the Proponent included a letter dated November 11, 2002 from Investors Bank & Trust Company (the "Custodian") as verification of its beneficial ownership of the requisite number of shares of Sprint securities. In that letter, the Custodian confirmed that, as of November 11, 2002, it held as custodian 232,000 shares of Sprint FON common stock "on behalf of the Domini Social Index Portfolio in which Green Century Equity Fund invests." The Custodian further confirmed in the letter that the Sprint FON common stock held by it on behalf of the Domini Social Index Portfolio "has exceeded $2,000 in market value (217,400 shares) for at least twelve months prior to November 11, 2002."

On November 26, 2002, Sprint sent, by facsimile transmission, a letter requesting additional information relating to the Proponent's ownership. See Exhibit A. In the letter, Sprint stated that it appeared that the Custodian's statement was inadequate to establish the Proponent's eligibility to submit a shareholder proposal under Rule 14a-8(b)(2)(i). While the Custodian's statement probably was sufficient for establishing the ownership of such shares by the Domini Social Index Portfolio, it did not establish ownership of such shares by the Proponent.

We explained further in the letter that, according to the Proponent's prospectus posted to its website, the fund invests all of its assets in the Domini Social Index Portfolio, a separate registered investment company with the same investment objective as the Proponent (the "Index Portfolio"). We advised the Proponent that it appeared the Proponent merely owned shares in the Index Portfolio and that nothing in their prospectus suggested that the Proponent has voting rights with respect to, or otherwise beneficially owns, the portfolio securities held by the Index Portfolio. We further advised the Proponent that based on staff no-action letters, they would need to establish that they had the right to vote the shares to which they claimed ownership.

By letter dated December 10, 2002, the Proponent responded to our request for additional information. See Exhibit B. In that letter, the Proponent conceded that the investment manager for the Index Portfolio controls the voting of the Sprint shares in the portfolio. In addition, the Proponent included a letter from the investment manager for the Index Portfolio stating that the investment manager has voting control of the shares and that the investment manager intends to vote the shares at the annual meeting (clearly indicating that the Proponent does ***not*** have the right to vote the shares). The letter goes on to state that the investment manager has granted the Proponent authorization to file the Proposal. The Proponent also argues that its "investment in the Index Portfolio entitles the [Proponent] to a beneficial interest in the Index Portfolio equal to the percentage of the Index Portfolio's assets that the [Proponent] has contributed." Based on this, the Proponent maintains that it is entitled under Rule 14a-8(b) to submit the Proposal.

We do not believe that Proponent is entitled to submit the Proposal because it has not demonstrated that it "holds" any Sprint securities within the meaning of Rule 14a-8(b). Rule 14a-8(b)(2)(ii) provides that a proponent that is not a record holder can establish that it "holds" securities by either having filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5. We believe that the reference in the rule to these Schedules and Forms indicates that a proponent would have to be a beneficial owner of securities under either Rule 13d-3 or Rule 16a-1 in order to be considered to "hold" securities.

Under Rule 13d-3, beneficial ownership arises from voting power, *i.e.*, the power to vote or direct the voting of shares, or investment power, *i.e.,* the power to dispose, or direct the disposition of, the shares. The owner of an interest in a registered investment company or mutual fund holds neither the power to vote or dispose of the shares and therefore cannot be the beneficial owner of the assets of the fund. The letter from the investment manager for the Index Portfolio explicitly confirms this fact. Under Rule 16a-1(a)(1)(iv) indirect ownership of shares through a registered investment company is explicitly excluded from creating "beneficial ownership" of those shares. Thus the Proponent would not be the "beneficial owner" under either Rule 13d-3 or Rule 16a-1.

The Staff has strictly interpreted the procedural requirements of Rule 14a-8(b) and previously concurred that a proponent's interest in stock for which he or she has no voting rights should not be counted in determining eligibility. *See* Xerox Corporation (available Feb. 19, 1992) (proposal properly omitted based on proponent's inability to vote securities held in their behalf in benefit plans); E.I. DuPont DeNemours and Company (Feb. 5, 1991) (proposal properly omitted because the proponents' ownership claims involved securities in trust for which they had no power to vote); Tandy Corporation (August 6, 1990) (proponents had no power to vote the securities held by several trusts justifying omission of their proposal).

In Robert Half International (available Feb. 15, 2002), the proponent was the investment advisor of a group of socially responsible mutual funds. The letter submitted by the investment adviser to establish ownership of the shares listed the funds and not the investment adviser as the beneficial owner. Robert Half objected to including the proposal because the proponent was not a shareholder, but merely an investment adviser to funds that were shareholders. In responding to Robert Half's objections, the proponent claimed that it was submitting the proposal on behalf of the funds acting as their investment advisor and submitted investment advisory agreements and prospectuses in support of its claim. However, the investment advisory agreements provided that the proponent's management of the investment of the funds' assets was subject to the control and direction of each funds' board of directors. Despite its claim that the proponent was an agent for the funds based on its status as investment advisor, the Staff held that the proponent had not provided documentary evidence supporting its beneficial ownership of voting securities.

The Proponent's connection to the Index Portfolio is even more remote than that in Robert Half International. The Proponent has no connection with the Index Portfolio other than as an investor in the index fund.

We also believe that the "authorization" on the part of the manager of the Index Portfolio of the Proponent's submission does not cure the procedural deficiency of Rule 14a-8(b). If the Index Portfolio wishes to submit a proposal to Sprint, it must follow the procedures in Rule 14a-8. We do not think that the letter from the manager of the Index Portfolio meets the requirements for a shareholder proposal under Rule 14a-8. However, even if it did, that letter was not received until December 10, 2002, which was after the deadline for submission of proposals to Sprint for the 2003 Annual Meeting under Rule 14a-8(e).

**Rule 14a-8(i)(7).** Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it "deals with matters relating to the conduct of ordinary business operations" of the company. The rule is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any significant policy or other considerations." Release No. 34-12999 (November 22, 1976).

The Commission reiterated this position in 1998. Release No. 34-40018 (May 21, 1998). The Commission noted that the underlying reason for this standard is twofold. First, certain tasks are so fundamental to management's ability to run a company that they could not be subject to direct shareholder oversight. Second, certain proposals seek to "micro-manage" a company by probing too deeply into matters of a complex nature that shareholders are not in a position to make.

Finally, the Commission has determined that proposals requesting reports or studies are subject to the same ordinary business standard if the subject of the requested report or study covers a matter related to ordinary business operations. *See* Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)").

**The Proposal.** The content of the report that the Proponent requests clearly would involve matters of ordinary business. The Proposal states as follows:

> "THEREFORE BE IT RESOLVED, that the Board will develop and adopt a policy favoring a reduction in the company's use of paper, especially virgin paper. A report on the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholder [sic] six months after the 2003 meeting."

Last year Sprint received a similar proposal from the Proponent. In that proposal, the Proponent called for Sprint's board to prepare a report to the shareholders which investigates the feasibility of using recycled paper for the billing statements sent to the Company's customers. In Sprint Corporation (available Feb. 6, 2002), the Staff issued a no-action letter with respect to Sprint's position that the proposal could be excluded under Rule 14a-8(i)(7) as relating to Sprint's ordinary business operations (i.e., decisions concerning the paper stock and method of billing).

The Proposal, while not relating specifically to billing, still involves Sprint's ordinary business operations. Whether the proposal deals with billing or any other ordinary business function, the method of communication chosen by Sprint, be it printed material on virgin or recycled paper, e-mail or other electronic transmission, or otherwise, is inherently an ordinary business function.

The Staff has taken the position that a similar proposal could be omitted under Rule 14a-8(i)(7). In Whirlpool Corporation (available January 17, 1992) the proposal would have required the company to "print all reports, including, but not limited to the annual report and the quarterly reports, on paper which is both recycled and recyclable." The Staff took the position that the proposal could be excluded under Rule 14a-8(c)(7) as "relating to the conduct of the company's ordinary business operations since it deals with those decisions concerning the paper stock and method of preparing reports, including those provided to shareholders."

The Staff has also taken the position that proposals aimed too directly at matters involving ordinary business operations may be excluded under Rule 14a-8(i)(7) even when those proposals related to environmental concerns. In Pacific Telesis Group (available February 21, 1990) a proposal requested that the board consider adding an environmentalist director; that each subsidiary of the Company designate a vice president responsible for environmental matters; that the Company take certain detailed steps with respect to specific operating matters to reduce the Company's potential negative environmental impact; and that the Company issue quarterly reports concerning its efforts and progress on environmental issues. The Staff took the position that the proposal could be excluded under Rule 14a-8(c)(7). In arriving at that decision, the Staff noted that "the thrust of the proposal appears to be aimed at matters which involve the Company's ordinary business operations (i.e., decisions concerning employment and organizational responsibilities as well as the board taking certain specified actions that involve discrete operational matters)."

See also Williamette Industries, Inc. (available March 20, 2001) where a proposal that would have provided for the board to create an independent committee to prepare a report of Willamette's environmental problems and efforts to resolve them, including an estimate of worst case financial exposure due to environmental issues for the next ten years as well as other matters specified in the proposal could be excluded under Rule 14a-8(i)(7).

The Staff has also taken the position that when part of the proposal relates to ordinary business operations, the proposal is excludable in its entirety under Rule 14a-8(i)(7). *See*, e.g. The Warnaco Group, Inc. (available March 12, 1999).

Section 17-6301(a) of the Kansas General Corporation Law provides in pertinent part: "The business and affairs of every corporation shall be managed by or under the direction of a board of directors . . .." Thus, Kansas law recognizes the Board's ongoing role in managing and directing Sprint's business, including Sprint's use of paper, whether for billing, internal or external written communications or otherwise. The Proposal is directed at Sprint's use of paper, a day-to-day business operations. The Staff has previously taken the position that the nature of the subject matter of the Proposal does not raise policy issues so significant that it would be appropriate for a stockholder vote. See text accompanying footnote 43 of Release No. 34-40018.

For these reasons, we believe that Sprint may omit the Proposal under Rule 14a-8(i)(7). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2003 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson Morrison Hecker LLP, at (816) 691-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Claudia Toussaint

Enclosures
cc: Ms. Amy Perry
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111
Via facsimile at 617-422-0881

GREEN CENTURY FUNDS®

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
info@greencentury.com
www.greencentury.com

RECEIVED NOV 15 2002

November 15, 2002

Mr. J. Richard Devlin
Corporate Secretary
Sprint Corp., Inc.
6200 Sprint Parkway
Overland Park, Kansas 66251

**BY FEDEX**

Dear Mr. Devlin:

The Green Century Equity Fund is filing the enclosed shareholder resolution for inclusion in Sprint Corporation's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of 232,000 shares of Sprint Common Stock. Verification of ownership is enclosed. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholder meeting.

Investors in the Green Century Equity Fund seek to invest in those companies committed to strong financial performance as well as to responsible environmental practices, as we believe those companies will prosper in the long term. In particular, we are writing to express our concern over Sprint Corporation's continued use of virgin paper.

The Green Century Funds work closely with ecopledge.com, an organization that advocates that corporations make simple, sensible changes in their environmental policies. Since April of 2001, ecopledge.com has been involved in positive discussions with the Sprint organization focusing on ecopledge.com's request that the Company print its customer bills on recycled paper. We have been encouraged in particular by representations that the Company is considering the ecopledge.com request and may, in fact, someday even move the PCS Division in the direction of using a paperless billing system.

While we are pleased to hear that the issue of virgin paper use is being considered, we are also concerned that, as of yet, the Company has not made any formal commitment to a policy that would reduce its overall use of virgin paper.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement. A representative of the filer will attend the stockholders' meeting to move the resolution as required.

The proposal asks the Board of Directors to develop and implement a policy that reduces the company's use of virgin paper. It also requests that the Board prepare a report to the shareholders that investigates the feasibility of adopting such a policy. We seek this change in policy because we believe that using less paper would be not only beneficial for the natural environment, but also cost effective and a boost to Sprint's brand image.

We will gladly consider withdrawal of our proxy proposal if Sprint would commit to entering into an agreement that would satisfy the request set forth in the resolution.

We would also be happy to discuss the resolution. We believe that this proposal is in the best interest of Sprint Corporation and its shareholders, as well as the environment. In addition, we wish to continue the positive dialogue between ecopledge.com, the Company, and ourselves.

We would appreciate it if you would copy us on correspondence related to this matter. We can be reached by phone at (617) 482-0800, by fax at (617) 422-0881, or by e-mail at aperry@greencentury.com. We send our best wishes for your continued success in serving your stakeholders.

We look forward to hearing from you.

Sincerely,

Amy Perry

Amy Perry
Green Century Capital Management, Inc.

Kristina Curtis

Kristina Curtis
Treasurer
Green Century Equity Fund

Encl. Resolution Text
Ownership Verification

cc: William T. Esrey, Chairman and Chief Executive Officer, Sprint
Rebecca M. O'Malley, Program Advocate, ecopledge.com

**PROPOSAL REQUESTING THAT THE SPRINT BOARD OF DIRECTORS ADOPT A POLICY FAVORING A REDUCTION IN THE AMOUNT OF PAPER USED THROUGHOUT THE COMPANY**

WHEREAS Paper use reduction programs reduce pressure on ancient forests and landfill sites, and reduce our company's costs for paper purchases, copying and printing, postage and waste disposal;

WHEREAS The production of virgin paper requires the use of more trees, water and energy than the production of recycled paper;

WHEREAS 7.2 grown trees can be saved for every ton of 30% post-consumer content paper purchased instead of virgin fiber paper;

WHEREAS AT & T estimated in January of 2001 that its transition to electronic billing for internet and long distance services has saved 3,000,000 sheets of paper yearly, corresponding to 260 trees and 6,000 gallons of oil;

WHEREAS Approximately 80% of the world's original ancient forests have already been destroyed or degraded – and 39% of what remains is under threat, mostly from logging to satisfy global demand for paper and timber;

WHEREAS According to the EPA, paper and paperboard represent 38.1% by weight of the municipal solid waste stream;

WHEREAS The use of paperless billing and bills printed on recycled paper can improve our Company's brand image as an environmental leader in the telecommunications industry;

WHEREAS Our Company has a desire to be viewed as environmentally responsible by our existing customer base and potential customers;

THEREFORE BE IT RESOLVED that the Board will develop and adopt a policy favoring a reduction in the company's use of paper, especially virgin paper. A report on the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholder six months after the 2003 meeting.

SUPPORTING STATEMENT

The adoption of various paper reduction strategies, including the expansion of paperless billing, can protect the environment and increase our company's profitability by decreasing costs for paper purchasing, printing, postage and waste disposal. By developing and adopting a broad policy on this issue, the board will encourage management to implement those paper reduction strategies which are both effective and cost-efficient.

INVESTORS
BANK & TRUST COMPANY

November 11, 2002

Ms. Kristina Curtis
Treasurer
Green Century Funds
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Curtis:

This letter is to confirm that as of November 11, 2002, Investors Bank & Trust Company, in its capacity as Custodian, held 232,000 shares of Sprint Common Stock on behalf of the Domini Social Index Portfolio in which the Green Century Equity Fund invests. These shares are held in the Banks position at the Depository Trust Company registered in the Nominee of CEDE & Co.

Further, this is to confirm that the position in Sprint Common Stock, held by the Bank on behalf of the Domini Social Index Portfolio and the Green Century Equity Fund has exceeded $2,000 in market value (217,400 shares) for at least twelve months prior to November 11, 2002.

Please feel free to call me at (617) 937-6357 should you have any questions.

Sincerely,

Robin Marulli
Account Manager

200 Clarendon Street, P.O. Box 9130, Boston, MA 02117-9130 • Tel: (617) 330-6700

Sprint

**Claudia S. Toussaint**
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

November 26, 2002

**VIA Facsimile 617-422-0881 and US Mail**

Ms. Kristina Curtis
Green Century Equity Funds
29 Temple Place, Suite 200
Boston, Massachusetts 02111

Dear Ms. Curtis:

On November 15, 2002, we received notice of your intent to present a proposal to the stockholders of Sprint Corporation at the upcoming annual meeting. With that proposal, you included a written statement by Robin Marulli of Investors Bank & Trust Company ("Investors Bank"). That statement appears inadequate to establish Green Century Equity Fund's eligibility to submit a shareholder proposal under Reg. §240.14a-8(b)(2)(i).

According to the written statement, Investors Bank held 232,000 shares of Sprint common stock as custodian on behalf of the Domini Social Index Portfolio in which Green Century Equity Fund invests. Although this statement would probably be sufficient for establishing the ownership of such shares by the Domini Social Index Portfolio, it does not establish ownership of such shares by Green Century Equity Fund. In this regard, please note that the staff of the Securities and Exchange Commission has held in several no-action letters that in order to be entitled to submit a shareholder proposal, the beneficial owner must have the right to vote the securities to which they are claiming beneficial ownership. According to the prospectus for the Green Century Equity Fund posted to Green Century's website, the fund invests all of its assets in the Domini Social Index Portfolio, a separate registered investment company with the same investment objective as the Green Century Equity Fund. Thus it would appear that the Green Century Equity Fund merely owns shares in the Domini Social Index Portfolio. There is nothing in the prospectus that suggests that the Green Century Equity Fund has voting rights with respect to, or otherwise beneficially owns, the portfolio securities held by the Domini Social Index Portfolio.

In reliance on the provisions of Rule 14a-8(b) of the Securities Exchange Act of 1934, we respectfully request that you furnish us with evidence of your beneficial ownership of the amount of stock of Sprint for the period specified in the Rule within 14 calendar days after receiving this request.

Thank you for your attention in this matter.

Very truly yours,

Claudia Toussaint

Exhibit A

GREEN CENTURY FUNDS®

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881
info@greencentury.com
www.greencentury.com

December 10, 2002

Claudia Toussaint
Assistant Vice President
Sprint Corporation
6200 Sprint Pkwy.
Overland Park, KS 66251

**BY FEDEX AND FAX TO 913-523-9825**

Dear Ms. Toussaint:

Please accept this letter as the Green Century Equity Fund's (the "Fund") official response to your letter of November 26, 2002 requesting further information on the Fund's ownership of 232,000 shares of Sprint common stock held by the Domini Social Index Portfolio.

It is the position of the Fund and of Green Century Capital Management, Inc., the Administrator of the Fund, that the filing submitted on November 15, 2002 does meet the requirements described in Rule 14a-8(b) of the Securities Exchange Act of 1934. We therefore request that Sprint include this proposal in its proxy ballot to be distributed to the company's shareholders prior to its upcoming annual meeting.

The Green Century Equity Fund invests substantially all of its assets in the Domini Social Index Portfolio (the "Index Portfolio"), a registered investment company with the same investment objective as the Fund. The Index Portfolio invests in the stocks of the 400 companies that make up the Domini Social Index. The Fund's investment in the Index Portfolio entitles the Fund to a beneficial interest in the Index Portfolio equal to the percentage of the Index Portfolio's assets that the Fund has contributed.

Domini Social Investments, Ltd. (DSIL), the investment manager of the Index Portfolio, has authorized the Fund's filing of its proposal with Sprint. DSIL controls the voting rights of the shares held by the Index Portfolio. Please find enclosed a letter from Adam Kanzer, DSIL's General Counsel, stating these facts and requesting that Sprint include the Fund's proposal in its proxy.

Green Century Capital Management and the Fund believe that this information is sufficient to establish the Fund's right to file a shareholder resolution with Sprint to be voted on by Sprint's shareholders at the upcoming annual meeting. We ask that you notify us promptly of your decision to include or exclude the Fund's proposal from your proxy statement. We can be reached by phone at 617-482-0800, by fax at 617-422-0881, or by email at aperry@greencentury.com.

Thank you for your consideration. We look forward to hearing from you.

Sincerely,

Amy Perry

Amy Perry
Vice President
Green Century Capital Management, Inc.

Kristina Curtis

Kristina Curtis
Treasurer
Green Century Equity Fund

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

December 6, 2002

Ms. Claudia S. Toussaint
Associate Vice President
Law, Corporate Governance
KSOPHF0302- 3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251

Re: Shareholder Resolution Filed by Green Century Equity Fund

Dear Ms. Toussaint:

I am writing in response to your letter of November 26 to Ms. Kristina Curtis of Green Century Equity Funds, with respect to a shareholder resolution filed by Green Century for presentation at Sprint Corporation's upcoming annual meeting.

Domini Social Investments is the manager of the Domini Social Index Portfolio, the portfolio in which the Green Century Equity Fund ("the Fund") invests. We have granted Green Century full authorization to file this resolution and to represent the Portfolio with respect to this matter. We intend to maintain our holding in Sprint Corporation through the date of the annual meeting, and to vote the Domini Social Index Portfolio's shares in support of Green Century's proposal should it appear on Sprint's proxy.

Please do not hesitate to call if you have any further questions.

Sincerely,

Adam Kanzer
General Counsel

Cc:
Ms. Kristina Curtis, Green Century Equity Funds
Mr. Michael Leone, Green Century Equity Funds

Green Century Authorization Letter 12-6-02

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE, SUITE 200
BOSTON, MA 02111
TEL: 617-482-0800 / FAX: 617-422-0881
info@greencentury.com
www.greencentury.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

January 21, 2003

**BY FAX AND MAIL**

To Whom It May Concern:

This letter is to inform you that Green Century Capital Management has decided, on behalf of the Green Century Equity Fund, to withdraw the shareholder resolution it filed with Sprint Corporation on November 15, 2002. This decision comes after careful consideration, and we wish to inform the Staff of our decision before the Staff considers the issues presented by Sprint in the no-action request that the company filed in response to this resolution.

If you have any questions, please contact me at 617-482-0800, or by fax at 617-422-0881.

Please contact me at the above numbers as soon as possible to let me know that you have received this letter.

Thank you.

Sincerely,

Amy Perry
Vice President
Green Century Capital Management

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881
info@greencentury.com
www.greencentury.com

# FAX COVER SHEET

TO: Grace Lee

ORGANIZATION: SEC

FAX: #: 202-942-9635

FROM: Amy Perry

TEL.#: 617-482-0800

FAX #: 617-422-0881

PAGE #1 OF 2 TOTAL PAGES

Sprint

**Claudia S. Toussaint**
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

January 22, 2003



VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Ladies and Gentlemen:

We are writing to notify you that Sprint Corporation ("Sprint") has been informed by Green Century Funds (the "Proponent") that the Proponent has withdrawn its proposal (the "Proposal") and supporting statement (the "Supporting Statement") initially submitted under Rule 14a-8 for inclusion in the Proxy Statement for the 2003 Annual Meeting of Stockholders of Sprint. We have attached a copy of a letter from the Proponent dated January 21, 2003, confirming the withdrawal of the Proposal.

The Proposal was the subject of a letter from Sprint to the Securities and Exchange Commission dated December 19, 2002, seeking confirmation of Sprint's view that the Proposal could be excluded under Rule 14a-8. In light of the formal withdrawal of the Proposal and the Supporting Statement, we assume that there is no longer any need to seek such relief from the SEC. Accordingly, assuming that we may treat the Proposal as having been officially withdrawn, we hereby withdraw the no-action request. Please let me know if you have any questions on this matter.

Very truly yours,

Claudia Toussaint

copy: Ms. Amy Perry
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111
Via facsimile at 617-422-0881

enclosures

# GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT INC
29 TEMPLE PLACE SUITE [illegible]
BOSTON MA 02111
TEL 617 482 0800 FAX 617 422 0881
[illegible]
[illegible]

RECEIVED
2003 JAN 27 AM 10:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

January 21, 2003

**BY FAX AND MAIL**

To Whom It May Concern:

This letter is to inform you that Green Century Capital Management has decided, on behalf of the Green Century Equity Fund, to withdraw the shareholder resolution it filed with Sprint Corporation on November 15, 2002. This decision comes after careful consideration, and we wish to inform the Staff of our decision before the Staff considers the issues presented by Sprint in the no-action request that the company filed in response to this resolution.

If you have any questions, please contact me at 617-482-0800, or by fax at 617-422-0881.

Please contact me at the above numbers as soon as possible to let me know that you have received this letter.

Thank you.

Sincerely,

Amy Perry

Amy Perry
Vice President
Green Century Capital Management